Exhibit 99.1

BiondVax Announces

Third Quarter 2015 Financial Results and Update

Nes Ziona, Israel,  November 9, 2015 – BiondVax Pharmaceuticals Ltd. (Nasdaq: BVXV, TASE: BVXV), a clinical stage biopharmaceutical company focused on developing and commercializing immunomodulation therapies for infectious diseases, today announced its financial results for the third quarter of 2015 and provided a business update.

Third Quarter 2015 Financial Summary

Results are in New Israel Shekels (NIS) and a translation to US$ is provided, using the exchange rate of 3.923 as at September 30, 2015.

●	Total operating expenses were NIS 2.21m ($563,000) compared with NIS 1.96m in the third quarter of last year;
●	R&D expenses amounted to NIS 1.25m ($319,000) compared with NIS 1.40m in the third quarter of last year;
●	Cash, cash equivalents and short and long-term marketable securities at the end of the quarter were NIS 40.94m ($10.41m) compared with NIS 13.68m as of December 31, 2014;

Recent Corporate Update

●	On October 1, 2015, BiondVax designatged Cytovance Biologics Inc., a Contract Manufacturing Organization (CMO), for the production of clinical batches of BiondVax’s Universal Flu Vaccine (M-001) in order to be ready for phase 3 clinical trials in the 2017/2018 timeframe;

●	At the end of September, 2015, a phase 2b clinical trial was initiated in Europe in collaboration with the UNISEC European Consortium. The trial will examine BiondVax’s Universal Flu Vaccine (M-001) as a primer for an Avian (H5N1) flu pandemic outbreak;

●	On September 2, 2015, BiondVax announced its intention to launch a phase 2 trial in the United States in collaboration with the National Institute of Allergy and Infectious Diseases (NIAID), a part of the U.S. National Institutes of Health (NIH), which is expected to take place in 2016;

●	Results are expected from both these phase 2b trials in the second half of 2016;

●	In August 2015, BiondVax reported that sera samples from elderly participants in the BVX-005 trial in 2012, contained significantly more protective antibodies against the current epidemic flu strain, H3N2, which did not exist in 2012;

●	The company and its management are actively engaging an investor relations program including monthly non-deal roadshows and investor conference appearences with US and international investors;

Dr. Ron Babecoff, CEO of BiondVax Commented: “The third quarter of 2015 was a very eventful one for BiondVax, and we made significant progress towards our interim goal of reaching phase 3 trials in the 2017/2018 timeframe. We are very excited to be working together with a European consortium in a phase 2b trial in Europe, where in the past few weeks we admitted and successfully vaccinated the first patients with our Universal Flu Vaccine. Following FDA acceptance of our IND application earlier this year, we are also excited that the NIAID/NIH agreed to collaborate and fund an upcoming trial in the United States, which we look forward to starting in early 2016.”

Continued Mr. Babecoff, “In the next few weeks, I plan to meet with investors and analysts in New York, Boston, Chicago, Toronto and Los Angeles in order to raise our profile amongst the investor community. This is a particularly timely visit, as the 2015/2016 flu season is now unfortunately well underway in North America.”

“As is typical every year, millions of people will contract flu – including many who have taken the currently available trivalent vaccine. Hence, at this time of year, we see the increased importance in our mission and what we are working so hard for. We are encouraged because we are nearing the finishing line when we expect our vaccine will become commercially available for people who need it in the US and worldwide,” concluded Dr. Babecoff.

About BiondVax

BiondVax is an innovative biopharmaceutical company developing a universal flu vaccine, designed to provide multi-season and multi-strain protection against most human influenza virus strains, including both seasonal and pandemic flu strains.

BiondVax’s technology utilizes a unique, proprietary combination of conserved and common peptides from influenza virus proteins to activate both arms of the immune system for a cross-protecting and long-lasting effect.

Contact Details

Company Contact Limor Chen, Director of BD limor.c@biondvax.com	Investor Relations Contact GK Investor Relations Kenny Green, Partner +1 646 201 9246 kenny@biondvax.com

Forward Looking Statements

 This press release contains forward-looking statements within the meaning of the Private Litigation Reform Act of 1995. Words such as "expect," "believe," "intend," "plan," "continue," "may," "will," "anticipate," and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve certain risks and uncertainties reflect the management's current views with respect to certain current and future events and are subject to various risks, uncertainties and assumptions that could cause the results to differ materially from those expected by the management of BiondVax Pharmaceuticals Ltd. risks and uncertainties include, but are not limited to, the risk that drug development involves a lengthy and expensive process with uncertain outcome, the results of the contempalted Phase 2 & 3 trials, the impact of the global economic environment on the Company customer target base, the adequacy of available csah resoure and the ability to raise capital when needed. The risks, uncertainties and assumptions referred to above are discussed in detail in our reports filed with the Securities and Exchange Commission, including our Prospectus which was declared effective on May 11, 2015. BiondVax Pharmaceuticals Ltd. undertakes no obligation to update or revise any forward-looking statements.

** Tables to Follow **

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BALANCE SHEETS

							Convenience translation (Note 2)
	December 31,		September 30,				September 30,
	2014		2014		2015		2015
			Unaudited				Unaudited
	N I S						U.S. dollars
	(In thousands except share and per share data)
CURRENT ASSETS:
Cash and cash equivalents	9,612		12,411		36,294		9,252
Marketable securities	2,016		2,014		2,016		514
Short term deposits	-		-		578		147
Other receivables	1,081		266		1,594		406

	12,709		14,691		40,482		10,319
LONG-TERM ASSETS:
Marketable securities	2,049		2,047		2,047		522
Property, plant and equipment	2,638		2,793		2,191		559
Other long term assets	1,066		288		24		6

	5,753		5,128		4,262		1,087

	18,462		19,819		44,744		11,406
CURRENT LIABILITIES:
Trade payables	524		299		571		146
Other payables	1,289		1,155		758		194

	1,813		1,454		1,329		340
LONG-TERM LIABILITIES:
Options	-		-		6,863		1,749
Severance pay liability, net	62		61		67		17

	62		61		6,930		1,766

SHAREHOLDERS' EQUITY (DEFICIT):
Ordinary shares of NIS 0.0000001 par value:
Authorized: 391,000,000 shares as of September 30, 2015, 2014 (unaudited) and December 31, 2014; Issued and Outstanding: 135,097,367, 54,284,367 and 54,297,367 shares respectively		*)		*)		*)		*)
Share premium	83,517		83,459		110,352		28,129
Options	2,536		2,536		2,536		646
Other comprehensive income	17		18		12		3
Accumulated deficit	(69,483)		(67,709)		(76,415)		(19,478)

	16,587		18,304		36,485		9,300

	18,462		19,819		44,744		11,406

*) Represents an amount lower than NIS 1.

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STATEMENTS OF COMPREHENSIVE INCOME

						Convenience translation (Note 2)
	Year ended December 31,	Three months ended September 30,		Nine months ended September 30,		Nine months ended September 30,
	2014	2014	2015	2014	2015	2015
	Unaudited					Unaudited
	N I S					U.S. dollars
	(In thousands, except per share data)

Operating expenses:
Research and development, net of participations	5,492	1,399	1,247	4,474	5,032	1,283
Marketing, general and administrative	2,650	561	966	1,688	2,216	564

Total operating expenses	8,142	1,960	2,213	6,162	7,248	1,847

Operating loss	(8,142)	(1,960)	(2,213)	(6,162)	(7,248)	(1,847)

Financial income	(394)	(166)	(1,540)	(184)	(651)	(166)
Financial expense	16	6	5	12	20	5
Financial expenses due to issuance of warrants	-	-	(812)	-	315	80

Total finance expense (income), net	(378)	(160)	(2,347)	(172)	(316)	(81)

Net loss (income)	7,764	1,800	(134)	5,990	6,932	1,766

Other comprehensive loss (income):
Items to be reclassified to profit or loss in subsequent periods:
Loss (gain) from available-for-sale financial assets	4	-	2	3	5	2

Total comprehensive loss (income)	7,768	1,800	(132)	5,993	6,937	1,768

Basic and Diluted net loss (gain) per share (NIS)	0.14	0.03	(0.00)	0.11	0.07	0.02

Weighted average number of shares outstanding used to compute basic and diluted loss per share	54,286,227	54,284,367	135,097,367	54,284,367	95,519,426	95,519,426

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